Exhibit 99.1

press release

ArcelorMittal completes investment agreement with Invitalia

ArcelorMittal Italia to be renamed Acciaierie d’Italia

14 April, 2021, 16:15 CET

ArcelorMittal announces that it has today completed an investment agreement (the ‘Investment Agreement’) with Invitalia, an Italian state-owned company, forming a public-private partnership between the parties.

Invitalia has injected €400 million new equity into AM InvestCo Italy, ArcelorMittal’s subsidiary which signed the lease and purchase agreement for the Ilva business, providing Invitalia with a 38% shareholding and equal voting rights with joint control over the company. Going forward the joint company AM InvestCo Italy is being re-named Acciaierie d’Italia Holding, and its main operating subsidiary ArcelorMittal Italia will be renamed Acciaierie d’Italia.

The Investment Agreement stipulates a second equity injection by Invitalia, of up to €680 million, to fund the completion of the purchase of Ilva’s business by Acciaierie d’Italia, which is expected by May 2022 subject to certain conditions precedent*. At this point, Invitalia’s shareholding in Acciaierie d’Italia would increase to 60%, with ArcelorMittal to invest up to €70 million to retain a 40% shareholding and joint control over the company.

Going forward, Acciaierie d’Italia Holding will operate independently, and as such will have its own funding plans without reliance on ArcelorMittal. As a result, ArcelorMittal will deconsolidate the assets and liabilities (including the remaining lease and purchase liability) of Acciaierie d’Italia Holding (formerly AM InvestCo Italy) from its consolidated statement of financial position and will account its interest in the company under the equity method.

*The conditions precedent include: the amendment of the existing environmental plan to account for changes in the new industrial plan; the lifting of all criminal seizures on the Taranto plant; and the absence of restrictive measures – in the context of criminal proceedings where Ilva is a defendant – being imposed against Acciaierie d’Italia Holding or its subsidiaries. In case conditions precedent are not met, then the Acciaierie d’Italia Holding would not be required to complete the purchase of Ilva’s assets and its capital invested would be returned.

ENDS